SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 3)*


                                 MediaBay, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   58446J 10 8
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                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
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             Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                  May 14, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D

---------------------                                     ----------------------
CUSIP NO. 58446J108                                          Page 2 of 4 Pages
---------------------                                     ----------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Evan Herrick

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF SHARES   7    SOLE VOTING POWER
   BENEFICIALLY
     OWNED BY             5,802,222 (includes 5,657,142 shares of Common Stock
       EACH               issuable if options are exercised and convertible
     REPORTING            notes are converted) as of May 14, 2001
      PERSON
       WITH
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                     8    SHARED VOTING POWER

                          0
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                     9    SOLE DISPOSITIVE POWER

                          5,802,222 (includes 5,657,142 shares of Common Stock
                          issuable if options are exercised and convertible
                          notes are converted) as of May 14, 2001
--------------------------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,802,222 (includes 5,657,142 shares of Common Stock issuable if options are exercised and convertible notes are converted) as of May 14, 2001
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

     Does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.7%
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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except an amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

     This Amendment reports the following transactions:

     (i) On September 13, 2000, the Reporting Person sold 500 shares of Common Stock in an open market transaction for proceeds of $1,079.

     (ii) On November 20, 2000, the Reporting Person sold 15,000 shares of Common Stock in an open market transaction for proceeds of $33,512.

     (iii) In November 2000, the Reporting Person purchased an aggregate of 52,500 shares of Common Stock in open market transactions at an aggregate cost of $129,125.

Item 4. Purpose of Transactions

     The purpose of the transactions described in Item 3 were for private investment.

     On May 14, 2001, the conversion rate of the $3,000,000 principal amount convertible promissory notes (the "Convertible Notes") issued by the Company to the Reporting Person was reduced to $.56 from $1.75 of principal amount of the Convertible Note per share in consideration of the Reporting Person's agreement to, among other things, (i) consent to the Company's incurrence of up to $3,800,000 of indebtedness which would be Senior Debt (as defined in the Convertible Notes), (ii) convert the Convertible Notes to shares of a class of preferred stock if required by the Company, under certain circumstances, and
(iii) forego current cash interest.

Item 5. Interest in Securities of the Issuer.

     As of May 14, 2001, the Reporting Person beneficially owned an aggregate of 5,802,222 shares of Common Stock, constituting approximately 29.7% of the outstanding Common Stock. This amount does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power.

     See Items 7 - 11 of the cover sheet of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Materials to be filed as Exhibits.

     None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: May 16, 2001

                                                    /s/ Evan Herrick
                                               ---------------------------
                                                        Evan Herrick



                               Page 4 of 4 Pages